Ms Tia L. Jenkins Senior Assistant Chief Accountant Office of Beverages, Apparel and Mining Division of Corporation Finance 100 F Street N.E. Washington, DC 20549

April 18, 2012

Fresenius Medical Care AG & Co. KGaA Form 20-F for Fiscal Year Ended December 31, 2011 Filed February 23, 2012 File No. 001-32749

Dear Ms Jenkins,

On behalf of Fresenius Medical Care AG & Co. KGaA (the “Company”), we submit this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Commission”) received by letter dated April 5, 2012 relating to the Company’s Form 20-F for the year ended December 31, 2011 (File No. 001-32749), which was filed on February 23, 2012 (the “Form 20-F”).

To assist the Staff’s review of the Company’s responses, the Staff’s comments, including the headings and captions from the Form 20-F cited in the comments, have been repeated in bold type below, and the Company’s response to each comment appears immediately following the applicable comment. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Form 20-F.

Fresenius Medical Care AG & Co. KGaA, 61346 Bad Homburg, Germany
Registered Seat and Commercial Register: Hof an der Saale, HRB 4019
Chairman of Supervisory Board: Dr. Gerd Krick
General Partner: Fresenius Medical Care Management AG
Registered Office and Commercial Register: Hof an der Saale, HRB 3894
Management Board: Dr. Ben J. Lipps (Chairman), Rice Powell (Vice Chairman), Michael Brosnan, Roberto Fusté,
Dr. Emanuele Gatti, Dr. Rainer Runte, Kent Wanzek
Chairman of Supervisory Board: Dr. Ulf M. Schneider
Bank Account: Commerzbank AG, Frankfurt/Main, IBAN: DE23 5008 0000 0711 6731 00, SWIFT/BIC: DRES DE FF 501

Fresenius Medical Care AG & Co. KGaA

Page 2/ 5 Form 20-F for the Fiscal Year Ended December 31, 2011 Item 3. Key Information, page 3 D. Risk Factors, page 4 Risks Relating to our Securities, page 11

1.	As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/ International/ Inspections/ Pages/ IssuerClientsWithoutAccessList.aspx. As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading in future filings. Also explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures. Please provide us with a draft of your revised disclosure.

We respectfully inform the Staff that our independent auditor, KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG Germany”), is subject to rigorous annual and other unscheduled inspections by the German Auditor Oversight Commission (“APAK-AOC”). We further inform the Staff that the APAK-AOC and the PCAOB have signed a Statement of Protocol (“SOP”) for cooperation in auditor oversight matters. According to the press release issued by the APAK-AOC on April 13, 2012, the first joint inspection is scheduled to begin this month and will be performed by inspectors from the PCAOB and the AOC. In light of this SOP, we believe no risk factors regarding this issue will be required in future filings.

Fresenius Medical Care AG & Co. KGaA

Page 3/ 5 Item 5. Operating and Financial Review and Prospects, page 51 B. Liquidity and Capital Resources, page 64 Contractual Obligations and Commitments, page 68

2.	Please confirm to us that in future filings you will disclose your contractual obligations in the tabular format set forth under Item 5.F of Form 20-F. In this regard, please disclose payments due by the following periods: “less than 1 year,” “1-3 years,” “3-5 years” and “more than 5 years.”

The Company confirms that its future filings, beginning with the Form 20-F for fiscal year 2012, will disclose its contractual obligations in the tabular format set forth under Item 5.F of Form 20-F with payments due noted by the following periods: “less than 1 year,” “1-3 years,” “3-5 years” and “more than 5 years.”

Audited Consolidated Financial Statements, page F-1 Notes to Consolidated Financial Statements, page F-10

3.	We note on page 21 that you had total acquisitions and investments of $2,016 million during 2011 of which approximately $1,785 million was cash consideration, primarily for your acquisitions of International Dialysis Centers and American Access Care Holdings, LLC. Please confirm our understanding that you accounted for these acquisitions as business combinations and, if so, tell us how you consider disclosure requirements in ASC 805.

As the Staff indicated, the total acquisitions and investments the Company made in 2011 was $2,016 million of which $1,785 million was cash consideration. Of this amount, $642 million related to investments. The remaining $1,374 million related to acquisitions accounted for as business combinations (the “Acquisitions”) of which $1,354 million was cash consideration. Of the Acquisitions, the acquisition of the dialysis service business of Euromedic International (“IDC”) was for $763 million cash (€528 million) (originally announced January 4, 2001 for €485 million), the American Access Care Holdings (“AAC”) acquisition, was for $379 million (originally announced on August 2, 2011 for $385 million). The Company made numerous other Acquisitions during 2011 with the remaining $232 million of which $212 million was cash consideration.

Fresenius Medical Care AG & Co. KGaA

Page 4/ 5

We reviewed and considered FASB accounting standards and concepts and SEC Commission’s accounting rules, Staff Accounting Bulletins, the Financial Reporting Manual of the Division of Corporation Finance and other Commission accounting literature to determine the accounting and disclosure requirements for the Acquisitions. We understand that both the qualitative and quantitative facts and circumstances must be addressed to determine whether such Acquisitions are material in the context of the Company’s operations. In this regard, we considered the impact of these Acquisitions on our current and future operations and financial results. From a qualitative perspective the Company’s business is to provide dialysis services mainly thru the 2,898 dialysis clinics we own and operate (as of December 31, 2011) and to provide dialysis products to our own clinics and other dialysis service providers and/or their suppliers. As we expressly disclose in the Form 20-F (see Item 4B, “Information on the Company – Business Overview – Our Strategy and Competitive Strengths”), it is part of our stated strategy to expand and complement our existing business through acquisitions. In line with this strategy, we routinely invest into more or less sizeable “bolt-on” acquisitions. Generally, these acquisitions do not change our business model, are easy to integrate without disruption to the existing business and require little or no realignment of our structures. The Acquisitions in 2011 are consistent in this regard. They primarily involved acquisitions of dialysis clinics and vascular access surgical centers – businesses in which we are already engaged – and, therefore, merely supplemented our existing business. From a quantitative aspect we evaluated their impact on such items as total assets, revenues, operating income, pretax income and net income both, as an individual acquisition and in the aggregate for all such acquisitions. In the aggregate, comparing both the net investment in the Acquisitions and the total assets acquired to the Company’s total assets resulted in ratios in the single digits (7-9%) while comparison of operational items (i.e., revenues, operating income, pretax income, and net income) resulted in ratios in the low single digits (2-4%). Consequently the Company has accounted for these Acquisitions under the acquisition method but deemed them to be immaterial with no additional ASC 805 disclosures being required.

As a final note we would point out that when we have made large strategic acquisitions, such as the acquisition of Renal Care Group Inc. for more than $4 billion in 2006, our evaluations have resulted in our providing all the detailed additional disclosure under ASC 805.

Fresenius Medical Care AG & Co. KGaA

Page 5/ 5

In responding to your inquiry, we acknowledge, as requested, that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional written comments, please contact me by fax at 011-49-6172-2280 or by email at Michael.Brosnan@fmc-ag.com. Please send a copy of any such questions or comments to Robert A. Grauman, of Baker & McKenzie LLP, by fax at (212) 310-1687 or by email at Robert. Grauman@bakermckenzie.com and to Charles F. Niemeth, of Baker & McKenzie LLP, by fax at (212) 310-1886 or by email at Charles.Niemeth@bakermckenzie.com.

Thank you for your consideration.

Sincerely,

Fresenius Medical Care AG & Co. KGaA

a partnership limited by shares, represented by:

Fresenius Medical Care Management AG,

its general partner

/s/ MICHAEL BROSNAN

Michael Brosnan

Chief Financial Officer of the

General Partner

cc:
Steve Lo (SEC)

John Archfield (SEC)

Dr. Ben J. Lipps

Robert A. Grauman

Charles F. Niemeth

Ronald Kuerbitz

Douglas G. Kott

Josef Dinger

Lynn Lantow